Medilogistics Corp.

May 15, 2018

VIA EDGAR

United States Securities and Exchange Commission
Attention:  Christina Chalk
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:

DS Healthcare Group, Inc.
Schedule TO-T filed on April 30, 2018
Schedule TO-C filed on April 24, 2018
Filed by Medilogistics Corp. et al.
File No. 5-86927

Dear Ms. Chalk:

This letter sets forth the responses of Medilogistics Corp. (the “Company”) to the comments set forth in your letter dated May 4, 2018, with respect to the above-referenced Schedule TO-T filed on April 30, 2018.  On May 10, 2018, the Company filed Amendment No. 1 to the Schedule To-T, which incorporated answers to a number of the comments in your May 4, 2018 letter.  For ease of reference, our responses correlate with the Staff’s comments, which we provided immediately preceding the Company’s response.

Schedule TO-T

General

1.

Bidder Mr. Tamez Gutierrez is the current President of DS Healthcare’s Mexican subsidiary, DS Mexico.  During the last several years (since November 2016), he also served as the Chief Operating Officer of DS Healthcare.  In addition, Mr. Tamez Gutierrez owns 11.82% of DS Healthcare’s Shares.  Given this equity stake in the company and his position as an insider of DS Healthcare with corresponding informational access not shared by other shareholders, and the fact that this is a cash offer for all Shares, it appears this Offer is subject to Rule 13e-3.  Please file a Schedule 13E-3 and provide the required information with respect to this Offer or explain why you do not agree in your response letter.

Company Response:

After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Staff’s guidance relating to Rule 13e-3, the Company has determined that the Offer does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 because Mr. Tamez

Gutierrez, is not an “affiliate” (“Affiliate”) of DS Healthcare within the meaning of Rule 13e-3.  Accordingly, and for the reasons described in detail below, the Company respectfully advises the Staff that Rule 13e-3 is not applicable to the Offer and that Mr. Tamez Gutierrez is not a Schedule 13E-3 filing person in connection with the Offer.

Rule 13e-3 defines a “Rule 13e-3 transaction”, among other things, as “any transaction or series of transactions . . . which has either a reasonable likelihood or a purpose of producing, either directly or indirectly . . . a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer.”  Rule 13e-3 provides that “an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”  The element of “control” is defined in Rule 12b-2 under the Exchange Act, which is fundamental to the concept of an “affiliate” within the meaning of Rule 13e-3, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”  As the Staff has stated, “[t]he determination of whether a person is in control of an issuer, of course, depends on all of the facts and circumstances.”1  The Staff has also stated that the ownership of any specific percentage of securities is not dispositive of the issue of whether a stockholder controls, and is therefore an Affiliate of, an issuer.2

Mr. Tamez Gutierrez’s (i) lack of rights to influence or control the management or policies of DS Healthcare, including the fact that this is a hostile tender offer (ii) lack of representation on DS Healthcare’s board of directors (the “DS Healthcare Board”) and (iii) absence of arrangements with DS Healthcare’s management, all contribute to the determination that Mr. Tamez Gutierrez is not an Affiliate of DS Healthcare within the meaning of Rule 13e-3.

I.

Mr. Tamez Gutierrez’s Ownership of Shares and Lack of Control of DS Healthcare

The Staff has acknowledged that the substance of the relationship between an acquiror and a target, and not solely the ownership of securities, determines whether an Affiliate relationship exists:

“The existence of a control relationship [between a target company and an acquiror] does not turn solely upon the ownership of any specific percentage of securities.  Rather, the question is whether there is the ability, directly or indirectly, to direct or to cause the direction of the management and policies of [the target], whether through the ownership of voting securities, by contract or otherwise.”3

Although Mr. Tamez Gutierrez beneficially owns approximately 11.82% of the issued and outstanding Shares, his beneficial ownership does not afford him the power to direct or cause the direction of the management and policies of DS Healthcare.  Mr. Tamez Gutierrez has none of the rights that traditionally accompany an investment intended to provide the investor with

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1

Going Private Transactions by Public Companies or Their Affiliates, Exchange Act Release No. 34-16075 (August 2, 1979).

2

Going Private Transactions under Rule 13e-3, Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretative Release”).

3

See the Interpretative Release.

influence or control over the management and policies of another entity.  Mr. Tamez Gutierrez does not have any approval or veto rights over any activities or matters involving DS Healthcare, or any right to be involved, or even consulted, with respect to any such activities or matters.  Furthermore, as described below under “Mr. Tamez Gutierrez’s Lack of Representation on the DS Healthcare Board”, Mr. Tamez Gutierrez does not have a representative on the DS Healthcare Board.

Mr. Tamez Gutierrez resigned as the Chief Operating Officer of DS Mexico, a subsidiary of DS Healthcare in November, 2017 and, therefore, he no longer has any ability to influence or control the management of DS Healthcare.  Further, his position as the president and member of the board of directors of DS Mexico does not afford him the ability to influence or control the management of the parent, DS Healthcare.  Mr. Tamez Gutierrez is not an executive officer of DS Healthcare pursuant to Item 401(b) of Regulation S-K because he does not perform policy making functions for DS Healthcare.

In addition, the absence of a control relationship of any kind is most pointedly evidenced by the facts and circumstances surrounding the commencement of the Offer.  Specifically, this is a hostile offer and Mr. Tamez Gutierrez does not currently have access to any of DS Healthcare’s material non-public information.  Following the commencement of the Offer, on May 7, 2018, DS Healthcare filed a current report on Form 8-K in which the DS Healthcare Board recommended that holders of the Shares (the “Shareholders”) reject the Offer and not tender their Shares to the Offer, and listed six reasons to reject Mr. Tamez Gutierrez’s Offer.  The DS Healthcare Board has not subsequently changed its position.

The foregoing facts demonstrate that Mr. Tamez Gutierrez, unlike a shareholder that is a strategic partner, does not have control or influence over the management or policies of DS Healthcare and is therefore not an Affiliate of DS Healthcare within the meaning of Rule 13e-3.

II.

Mr. Tamez Gutierrez’s Lack of Representation on the DS Healthcare Board

Lack of DS Healthcare Board Control

The Staff views representation on the target’s board as a significant factor in determining Affiliate status.4  Mr. Tamez Gutiererez has never been represented on the DS Healthcare Board and has not had the right to appoint any representative to the DS Healthcare Board.  In addition, Mr. Tamez Gutierrez has never exercised its right to vote as a Shareholder.  Mr. Tamez Gutierrez’s lack of participation in directing the management of DS Healthcare through a single DS Healthcare Board seat or through voting for members of the DS Healthcare Board is substantial evidence that Mr. Tamez Gutierrez does not have the power to influence or control DS Healthcare.  Furthermore, Mr. Tamez Gutierrez has not sought any representation on the DS Healthcare Board.  These facts further demonstrate that Mr. Tamez Gutierrez is not an Affiliate of DS Healthcare within the meaning of Rule 13e-3.

Shareholder Choice Regarding the Offer

The Staff has expressed the concern that transactions between companies and their Affiliates may have “a coercive effect.”  Although several types of going private transactions may require a vote of security holders, this requirement frequently proves to be a mere formality since the Affiliates of the issuer may already hold the requisite percentage of securities for approval.  In other types of transactions, there may be no requirement (other than that imposed by Rule 13e-3) that information concerning the transaction be disseminated to security holders prior to the consummation of the transaction.5

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4

Technology for Communications International Inc., SEC No-Action Letter (February 22, 1988).

5

See the Interpretative Release.

Those concerns are not present with respect to the Offer.  The Shareholders have the choice either to tender into or refrain from tendering into the Offer, and the Offer is conditioned on there having been validly deposited under the Offer and not withdrawn at the Expiration Date that number of Shares which, together with the Shares held by Mr. Tamez Gutierrez, represents not less than 80% of the issued and outstanding Shares.  Neither Mr. Tamez Gutierrez nor DS Healthcare has entered into agreements with any Shareholder to support the Offer.

The foregoing facts demonstrate that the Offer does not present the concerns that Rule 13e-3 seeks to address and supports the determination that Mr. Tamez Gutierrez is therefore not an Affiliate of DS Healthcare within the meaning of Rule 13e-3.

III.

Absence of Arrangements Among the Management of Mr. Tamez Gutierrez and DS Healthcare

Mr. Tamez Gutierrez is not, and has never been, a party to any agreements with any current member of DS Healthcare’s management that would increase consideration to be received by management or allow management to hold a material amount of control over the surviving company.

The Staff has observed that, in a situation where management will remain intact after the closing of a transaction, the filing of a Schedule 13E-3 may be required:  “[f]actors considered to determine whether such a requirement exists include:  increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.”6

Furthermore, an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Rule 12b-2 under the Exchange Act (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”7

None of the foregoing factors are present in the Offer.

The absence of any agreements or relationships among members of DS Healthcare’s management and Mr. Tamez Gutierrez further demonstrates that Mr. Tamez Gutierrez does not control DS Healthcare and is therefore not an Affiliate of Mr. Tamez Gutierrez within the meaning of Rule 13e-3.

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6

See the Commission’s Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 201, Question 201.01 (January 26, 2009).

7

See the Commission’s Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 201.05 (January 26, 2009).

IV.

Conclusion

For the foregoing reasons, Mr. Tamez Gutierrez is not an Affiliate of DS Healthcare within the meaning of Rule 13e-3.  Furthermore, the Offer does not present the dangers that Rule 13e-3 was designed to address.  In the Interpretative Release, the Staff explained:

“Because a going private transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction, the terms of the transaction, including the consideration received and other effects upon unaffiliated security holders, may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arm’s-length negotiations . . . [b]ecause of the potential for overreaching by issuers and their affiliates in going private transactions, the consequent harm to security holders, particularly small investors, and for adverse effects upon the confidence of investors in the securities markets, the Commission believed that rulemaking action was necessary and appropriate with respect to such transactions by public companies or their affiliates.”

This explanation makes clear that Rule 13e-3 does not address transactions such as the Offer.  Mr. Tamez Gutierrez does not have any representation on the DS Healthcare Board, any shareholder control rights, [and is not in possession of any material non-public information relating to DS Healthcare].  Moreover, there are no arrangements between Mr. Tamez Gutierrez and either DS Healthcare’s management or directors that provide Mr. Tamez Gutierrez with influence over DS Healthcare so as to constitute control within the meaning of Rule 13e-3.

For all of the reasons described above, Rule 13e-3 should not be applicable to the Offer.

2.

When you file a Schedule 13E-3 and disseminate the additional disclosure required by that Schedule for affiliated transactions pursuant to our last comment above, please be sure to prominently disclose the interests of the filing persons in this Offer not generally shared by other DS Healthcare shareholders.  For example, the fact that Mr. Tamez Gutierrez is in a dispute with the Company regarding amounts he alleges it owes him under the terms of his Performance and Employment Agreements, and will require DS Healthcare to pay him all consideration (cash and Shares) he alleges are owed if this Offer is successful, should be more prominently emphasized at the forepart of a revised filing.  That revised filing should include a separate section specifically describing all of the benefits of this Offer that he will enjoy that will not generally be shares by other current shareholders.

Company Response:

The Company acknowledges the Staff’s comment, but respectfully disagrees with the need to file a Schedule 13E-3. The Company respectfully directs the Staff to the Company’s response to comment number 1 above. Furthermore, the Company notes that it updated the Offer to Purchase to state that if the Offer is successful, Mr. Tamez Gutierrez will not require DS Healthcare to pay any consideration currently owed to him.

3.

Mr. Gomez Mont is listed individually as a bidder on the cover of the Schedule TO but it does not appear that he has signed the Schedule.  Similarly, it does not appear that a signature has been provided for named bidder Medilogistics LLC.  Please revise.

Company Response:

The Company acknowledges the Staff’s comment and notes that it revised the Schedule TO to include Mr. Gomez Mont’s signature in his individual capacity.  The Company also revised the Schedule TO to include a signature on behalf of Medilogistics LLC.

4.

See our last comment above.  Mr. Tamez Gutierrez has signed the Schedule on behalf of Medilogistics Corp. as its director.  However, since he is listed as an individual bidder on the cover page, he must additionally sign the Schedule TO in his individual capacity.

Company Response:

The Company acknowledges the Staff’s comment and notes that it has revised the Schedule TO to include Mr. Tamez Gutierrez’s signature in his individual capacity.

Summary Term Sheet - Will there be a subsequent offering period?, page 3

5.

You disclose that if at the Acceptance Time when Purchaser accepts validly tendered Shares for payment, you “do not beneficially own 80% of the Shares outstanding, we may elect to provide a subsequent offering period of not fewer than three business days nor more than 20 business days.”  Clarify that Rule 14d-12 permits a bidder to include a subsequent offering period only if an offer is wholly unconditional.  Therefore, if the 80% minimum tender condition is not satisfied at the Acceptance Time, the initial acceptance period must be extended (with withdrawal rights) and additional disclosure must be made regarding this change to the terms of the Offer.  Please revise.

Company Response:

The Company acknowledges the Staff’s comment and notes that it has revised the relevant disclosure included in the Company’s Offer to Purchase on page 4 with the following:

If, following the time at which Purchaser accepts for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Date (the “Acceptance Time”), we do not beneficially own 80% of the Shares outstanding, we may elect to provide a subsequent offering period of not fewer than three business days nor more than 20 business days.  We will only include a subsequent offering period once all conditions to the offer have been satisfied or waived.  See Section 1—”Terms of the Offer”, Section 4—”Withdrawal Rights” and Section 16—”Certain Legal Matters; Regulatory Approvals” for more information concerning any subsequent offering period.

Source and Amount of Funds, page 18

6.

Disclose the source of the $1,891,377 Mr. Gomez Mont will provide pursuant to the Contribution Agreement to pay for Shares tendered in the Offer.  See Item 1007(a) of Regulation M-A.

Company Response:

The Company acknowledges the Staff’s comment and notes that it has revised the relevant disclosure included in the Company’s Offer to Purchase on page 19 to state that the source of Mr. Gomez Mont’s contribution of $1,891,377 is from cash on hand.

7.

Provide the itemized list of expenses incurred as a result of the Offer required by Item 1007(c) of Regulation M-A.

Company Response:

The Company acknowledges the Staff’s comment, but respectfully notes that Item 1007(c) of Regulation M-A is inapplicable as it is a disclosure requirement associated with Schedule 13e-3.

Background of the Offer, page 18

8.

At the top of page 19, clarify whether the successful completion of this Offer would constitute a “Change in Control” of DS Healthcare, entitling Mr. Tamez Gutierrez to a one-time payment of $500,000 under the terms of his Performance Agreement with the Company.  It appears from the definition on that page that it would, but please clarify.

Company Response:

The Company acknowledges the Staff’s comment and notes that it has revised the relevant disclosure in the Offer to Purchase on page 21 with the following:

If this Offer to Purchase is successful, Mr. Tamez will not pursue the one-time payment of $500,000 under the definition of “Change of Control.”

9.

Disclose from whom Mr. Tamaz Gutierrez purchased 1,900,000 Shares of DS Healthcare in November 2017.

Company Response:

The Company acknowledges the Staff’s comment and respectfully notes that the Offer to Purchase states the following on page 22:

On November 15, 2017, Mr. Tamez Gutierrez purchased 1,900,000 Shares from DS Healthcare for $190,000.00 ($0.10 per Share) in a private transaction.

Miscellaneous, page 26

10.

While you are not required to distribute the Offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located.  See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008).  Please revise your disclosure here accordingly.

Company Response:

The Company acknowledges the Staff’s comment and notes that it has revised the relevant disclosure in the Offer to Purchase on page 29 with the following:

The Offer is being made to all U.S. Holders of Shares and all holders of DS Healthcare Shares, wherever located.

If you have any questions regarding this response, please contact the undersigned at (954) 786-8232.

Sincerely,

/s/ Laurie L. Green
Laurie L. Green

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